December 15, 2004

Securities and Exchange Commission

450 Fifth Street, N.W., Stop 5-6

Washington, D.C. 20549

Re: FIDELITY INVESTMENTS VARIABLE ANNUITY ACCOUNT I

File No: 333-121016

Commissioner:

Pursuant to Rule 477(a), the Registrant hereby respectfully requests that the filing on Form N-4 which was transmitted on December 6, 2004 and described on its cover as Form N-6 (Accession No. 0000821051-04-000016) be withdrawn.

Sincerely,
/s/Mark C. Jensen
Mark C. Jensen
Associate General Counsel